

17009330

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
416

SEC FILE NUMBER
8- 66871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2016___AND ENDING___12/31/2016___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Block Orders Executions, LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7th Avenue, Suite 2509
(No. and Street)

New York	NY	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jameson Taylor Wielage   (646) 810-8761

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Spicer Jefferies LLP

(Name – *if individual, state last, first, middle name*)

5251 South Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jameson Taylor Wielage__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Block Orders Execution, LLC__ , as of __December 31__ , 2016____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__FinOp__
Title

CHRIS RAMIREZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RA6227971
Qualified in New York County
My Commission Expires September 07, 2012

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLOCK ORDERS EXECUTION, LLC
(A Limited Liability Company)

DECEMBER 31, 2016

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements: **Page**

Statement of Financial Condition 1

Notes to Financial Statement 2-4



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Block Orders Execution, LLC

We have audited the accompanying statement of financial condition of Block Orders Execution, LLC (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for the financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Greenwood Village, Colorado
February 10, 2017



BLOCK ORDERS EXECUTION, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	57,299
Fees receivable		77,223
Property and equipment, net of accumulated depreciation ($47,000)		0
Total Assets	$	134,522

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued Expenses	$	1,382
Commitments and Contingencies (Notes 3 & 4)		
Member's equity		133,140
Total Liabilities and member's equity	$	134,522

See notes to the financial statements

1

BLOCK ORDERS EXECUTION, LLC
(A Limited Liability Company)
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2016

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Block Orders Execution, LLC (the "Company") was organized on September 11, 2004 under the laws of the State of Delaware. The Company is a registered broker dealer and pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company transacts its business with institutional customers located throughout the United States. On October 5, 2005, the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company focuses on servicing and supporting its trading software through Liquidity Book.

As the Company does not hold customer securities or perform custodial functions relating to customer accounts, it is therefore exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is primarily five years.

Income taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. The member is liable for its distributive share of the Company's income and losses. However, the Company is subject to New York City Unincorporated Business Tax.

The Company is required determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition
The Company's main source of revenue is generated through unrelated entities. The Company receives a fee for customers that it refers to the unrelated entities. Revenue is recognized as earned.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MANAGEMENT AGREEMENT

The Company has entered into an expense sharing agreement with its Affiliate, Liquidity Book (the "Affiliate"), in which the Company will utilize the services of the Affiliate in exchange for a monthly payment of $55,000 in January and February, $70,000 for the months beginning March through October, and $60,000 for the months of November and December. The agreement provides the Company will receive certain administrative functions, including office and secretarial services, accounting oversight, use of office facilities and equipment, health insurance and related employee benefits, insurance and other indirect expenses of operations. For the year ended December 31, 2016, the Company paid the Affiliate $790,000 in management fees.

4. FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash, fees receivable, other assets and accrued expenses are carried at amounts which approximate fair value due to the short-term nature of those instruments. The Company generates a majority of its revenue from one unrelated entity. If this entity would cease business, it is uncertain if the Company could generate sufficient revenue to replace its current revenue.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness.

5. NET CAPITAL REQUIREMENTS *(continued)*

At December 31, 2016, the Company had net capital, as defined, of $55,917, which exceeded the required minimum net capital of $5,000 by $50,917. Aggregate indebtedness at December 31, 2016 totaled $1,382. The Company's percentage of aggregate indebtedness to net capital was 2.47%.

6. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosures in the Company's financial statements.